19/14

06006988

S
COMMISSION
Washington, D.C. 20549

AB 3/29/06

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 36521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Surety Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3375 Park Avenue
(No. and Street)

Wantagh (City) **NY** (State) **11793** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Renck **(516) 785-2355**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 6/12

OATH OR AFFIRMATION

I, John Renck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Surety Financial Services, Inc., as

of **December 31**, **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

2/24/06

CHARLES J. KUZMISKAS
Notary Public, State of New York
No. 01KU7391440
Qualified in Nassau County
Commission Expires Oct. 31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SURETY FINANCIAL SERVICES, INC.
(Formerly Monitoring & Evaluation Services, Inc.)
Financial Statements
For the Year Ended
December 31, 2005
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Surety Financial Services, Inc. and Monitoring & Evaluation Services, Inc.

We have audited the accompanying statement of financial condition of Surety Financial Services, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows of Monitoring & Evaluation Services, Inc. and Surety Financial Services, Inc. for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surety Financial Services, Inc., as of December 31, 2005 and the results of the operations and cash flows of Monitoring & Evaluation Services, Inc. and Surety Financial Services, Inc. for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

		2005
Cash and cash equivalents	$	66,142
Accounts receivable –broker dealer		38,211
Property and equipment, net of accumulated depreciation of $115,907		1,164
Securities owned		42,216
Due from Monitoring		77,000
Due from officer		6,600
Other assets		4,661
Total Assets	$	235,994

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	16,549
Accrued and withheld payroll taxes		10,824
Total Liabilities		27,373
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		282,100
Retained earnings (deficit)		(73,479)
		208,621
Total Liabilities and Stockholder's Equity	$	235,994

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

	2005
REVENUES	
Commissions	$ 611,236
Consulting fees	17,733
Investment advisory fees	30,934
Total revenues	659,903
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	407,210
Communications	8,473
Occupancy	17,500
Other operating expenses	159,561
Total expenses	592,744
NET INCOME	$ 67,159

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

	2005
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 67,159
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,506
Unrealized appreciation of marketable securities	(30,876)
Decrease in accounts receivable – broker dealer	25,874
Decrease in accounts receivable - customers	74,138
Increase in other assets	(482)
Decrease in accounts payable and accrued expenses	(129,931)
Increase in due from related party	(77,000)
Increase in due from officer	(6,600)
NET CASH USED BY OPERATING ACTIVITIES	(71,212)
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to stockholder	(16,100)
Capital contributions	85,000
NET CASH PROVIDEDED BY FINANCING ACTIVITIES	68,900
NET INCREASE IN CASH AND CASH EQUIVALENTS	(2,312)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	68,454
End of year	$ 66,142

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2005

Balance, December 31, 2004, as previously reported by Monitoring and Evaluation Services, Inc.	$ 206,030
Restatement (See Note I)	(133,468)
Balance, December 31, 2004 as restated	72,562
Net income	67,159
Distributions to stockholders	(16,100)
Capital contributions	85,000
Balance, December 31, 2005	$ 208,621

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The accompanying financial statements include the operations of Monitoring and Evaluation Services, Inc. ("Monitoring") for the period from January 1, 2005 to March 9, 2005 and Surety Financial Services, Inc. for the period from March 10, 2005 to December 31, 2005. Surety Financial Services, Inc. began business on March 10, 2005 when it acquired all of the assets and liabilities of Monitoring and Evaluation Services, Inc.

The Company and Monitoring have the same stockholder.

The Company is a registered broker dealer organized under the laws of the state of New York. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities and investment consultant services for customers located throughout the United States. The Company operates from offices located in Wantagh, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to the stockholder and no federal income taxes are recorded in the accompanying financial statements. However, the Company is subject to certain state taxes.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

Investments in marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Advisory Income: Investment consultant fees are earned quarterly or annually based on the terms of contracts with customers.

NOTE B — LEASES

During 2005, the Company leases office premises and makes payments to a landlord under a lease held by Monitoring. In December 2005, the lease has been renewed by Monitoring for three years with annual rent of $15,600 annually.

Rent expense for the year ended December 31, 2005 was approximately $17,500.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $100,404, which was $95,404 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .11 to 1.0.

NOTE D — SECURITIES OWNED

Securities owned consist of common stock of a publicly held company.

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

NOTE F — RETIREMENT PLAN

The Company has a defined contribution retirement plan covering all full-time employees. The Company's contributions are discretionary. There were no Company contributions for 2005.

NOTE G — LITIGATION

In June 2003, a former customer commenced an action against Monitoring in New York State Supreme Court, New York County alleging claims for, among other things, breach of fiduciary duty, breach of contract, negligent mismanagement and unjust enrichment in connection with investment losses it suffered and alleged duties owed by the Company.

Litigation costs and the likelihood of significant cost to settle this matter caused Monitoring's former accountants to render a going-concern qualification in their Report of Independent Auditor's dated February 14, 2005 covering the fiscal year ended December 31, 2004. (See Note I.)

Monitoring's assets and liabilities were transferred to the Company effective March 10, 2005 to isolate Monitoring's broker-dealer operations from Monitoring's investment advisory operations, that incurred the litigation action. Accordingly, legal costs incurred after March 10, 2005 and the cost of settlement ($450,000) are not included in the accompanying financial statements as the obligations are the responsibility of Monitoring.

NOTE H — RELATED PARTIES

The Company shares office facilities with Monitoring. During 2005, the Company paid all costs and expenses of the shared office facilities.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE I – ADJUSTMENT TO BEGINNING RETAINED EARNINGS

The audit report of the prior independent auditors as of and for the year ended December 31, 2004 contained a qualification because, among other things, $133,468 of legal fees relating to the litigation discussed in Note G were not recorded as liabilities as of December 31, 2004. The Company has restated its 2004 financial statements during the current year to record the 2004 liability for legal fees in conformity with generally accepted accounting principles.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SURETY FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2005

NET CAPITAL:

Total stockholders' equity	$ 208,621
Less nonallowable assets:	
Property and equipment	(1,164)
Other assets	(88,261)
	(89,425)
Net capital before haircuts	119,196
Less haircuts	(18,792)
Net capital	$ 100,404
Minimum net capital required	$ 5,000
Excess net capital	$ 95,404
Aggregate indebtedness	$ 10,824
Net capital based on aggregate indebtedness	$ 721
Ratio of aggregate indebtedness to net capital	.11 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

There is no significant difference between net capital in the FOCUS report as of December 31, 2005 and net capital reported above.

SURETY FINANCIAL SERVICES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
Surety Financial Services, Inc.

In planning and performing our audit of the financial statements of Surety Financial Services, Inc., for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Surety Financial Services, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 21, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC